UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 6

Under the Securities Exchange Act of 1934

Protea Biosciences Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

74365B109

(CUSIP Number)

Steven Antoline

955 Hartman Run Road

Morgantown, WV 26505

(304) 292-2226

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74365B109

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Steven Antoline

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power

	8.	Shared Voting Power 12,141,079(1)

	9.	Sole Dispositive Power..

	10.	Shared Dispositive Power 12,141,079 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,141,079 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 16.4%(2)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 1,514,048 shares of common stock and warrants to purchase 986,667 shares of common stock owned of record by the Steve A. Antoline 2006 Irrevocable Trust (the “Antoline Trust”). Also includes 3,051,184 shares of common stock and warrants to purchase 6,489,180 shares of common stock owned of record by Summit Resources, Inc. As the trustee of the Antoline Trust and president of Summit Resources, Inc., Steve Antoline (the “Reporting Person”) has voting and dispositive control over any securities owned of record by the Antoline Trust and Summit Resources. Includes 100,000 shares of common stock to be acquired upon the exercise of stock options.
(2)	Based on 66,288,600 shares of common stock of the Issuer issued and outstanding as of September 26, 2014. Shares of Common Stock subject to options, warrants or convertible notes currently exercisable or convertible, or expected to be exercisable or convertible within 60 days, are deemed outstanding for purposes of computing the percentage of the reporting person.

EXPLANATION

This Amendment No. 6 on Schedule 13D/A (this “Amendment”) is filed on behalf of Steven Antoline and amends that certain Schedule 13D as previously filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2014 (the “Original Filing”) and updated via Amendment No. 1 filed with the Commission on April 7, 2014 (“Amendment No. 1”), via Amendment No. 2 filed with the Commission on July 10, 2014 (“Amendment No. 2”), via Amendment No. 3 filed with the Commission on August 5, 2014 (“Amendment No. 3”), via Amendment No. 4 filed with the Commission on August 25, 2014 (“Amendment No. 4”), and via Amendment No. 5 filed with the Commission on September 8, 2014 (“Amendment No. 5”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc. (the “Company” or the “Issuer”).

Items 3, 4, 5, 6, 7 and 8 of the Original Filing are hereby amended and restated as follows.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Protea Biosciences Group, Inc., whose principal executive offices is located at 955 Hartman Run Road, Morgantown, WV 26505 (the Issuer”).

Item 2. Identity and Background.

(a)	The name of the reporting person is Steven Antoline (the “Reporting Person”).

(b)	The business address of the Reporting Person is 955 Hartman Run Road, Morgantown, WV 26505.

(c)	The Reporting Person is a director of the Issuer. The Issuer is a biotechnology company engaged in developing and commercializing proprietary life science technologies, products and services that are used to recover and identify proteins in biological samples.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2011 (the " September Closing Date"), in connection with Protea Biosciences Group, Inc. (the "Company"), issuing shares of the Company’s Class A Common Stock, par value $0.001 per share, in units (the “September Units”), each September Unit consisting of 16,000 shares of the Company’s common stock and a warrant (the “September Warrant”) to purchase 8,000 shares of Common Stock at an exercise price of $2.00 per share, the Company issued an aggregate of 86,666 shares of Common Stock and Warrants to purchase an aggregate of 43,443 shares of Common Stock to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company.

On December 20, 2011 (the "December Issue Date"), Protea Biosciences Group, Inc. (the "December Company"), issued a convertible promissory note (the "December Note") to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $500,000 (the "December Principal Amount"). The December Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) the date that is 180 days from the Issue Date, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. At the option of the holder, each $2.00 of outstanding December Principal Amount and accrued unpaid interest is convertible into one share of common stock of the Company, at any time after the December Issue Date.

On December 27, 2011 (the “December Closing Date”), in connection with the Private Placement Offering (the “Offering”) of up to $10,000,000 (the “December Offering Amount”) in units (the “December Units”), each December Unit consisting of 50,000 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”) and a warrant (the “December Warrant”) to purchase 25,000 shares of Common Stock at an exercise price of $2.25 per share, the Company issued an aggregate of 50,000 shares of Common Stock and December Warrants to purchase an aggregate of 25,000 shares of Common Stock to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company.

On April 16, 2012 (the “April Issue Date”), Protea Biosciences Group, Inc. (the "Company"), issued a Convertible Promissory Note ("April Note") in an aggregate principal amount equal to $100,000 (the "April Principal Amount") to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company. The Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) the date that is 90 days from the Issue Date, or (ii) when declared due and payable by the holder upon the occurrence of an event of default.

The occurrence of any one of the following events will be deemed an event of default: (1) the failure of the Company to pay the principal balance or accrued interest on the April Note when due; (2) the consent or institution by or against the Company of bankruptcy or insolvency proceedings or the filing, or consent by the Company for the filing of a petition or answer or consent seeking reorganization or release under the federal Bankruptcy Act, or any other applicable federal or state law, or the appointment of a receiver, liquidator, assignee, trustee or other similar official of the Company, or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the taking of corporate action by the Company in furtherance of any such action; or (3) if the commencement of an action against the Company seeking any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar relief has not been resolved in favor of the Company or the consent or acquiescence of the Company of any trustee, receiver or liquidator of the Company or of all or any substantial part of the properties of the Company, shall not have been vacated within 60 days.

At the option of the holder, each $2.00 of outstanding April Principal Amount and accrued unpaid interest is convertible into one share of common stock of the Company, at any time after the April Issue Date.

On September 25, 2012 (the “September Issue Date”) the Company issued a Convertible Promissory Note (the “September Note") to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $125,000 (the "September Principal Amount"). The September Note accrues simple interest at 10% per annum and is convertible on the same terms as the April Note. The September Note matures 60 days from the date of issuance.

On November 30, 2012 (the “November Issue Date”) the Company issued a Convertible Promissory Note (the “November Note") to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $150,000 (the "November Principal Amount"). The November Note accrues simple interest at a rate of 10% per annum and is due and payable on the earlier to occur of (i) January 20, 2013, or (ii) when declared due and payable by the holder upon the occurrence of an event of default. The events of default are on the same terms as the April Note. At the option of the Holder, each $2.00 of outstanding principal and accrued unpaid interest is convertible into one share of common stock of the Company at any time after the November Issue Date.

On January 11, 2013, the Company received an advance equal to an aggregate of $100,000 from the Reporting Person. On July 23, 2013, the Company issued 200,000 shares of common stock at $0.50 per share and a warrant to purchase up to 150,000 shares of common stock with an exercise price of $1.10 per share for the advanced funds.

On March 6, 2013, the Company entered into that certain Warrant Purchase and Reimbursement Agreement, dated March 6, 2013 with the Reporting Person, pursuant to which Mr. Antoline agreed to issue a letter of credit for the benefit of MPR Associates, Inc. for the purpose of guaranteeing an amount equal to $600,000 due by the Company to MPR in connection with the production of certain LAESI instruments in exchange for (i) the agreement by the Company to reimburse Mr. Antoline for any amounts paid by him pursuant to the Letter of Credit, up to the Purchase Order Amount and (ii) a warrant to purchase up to 1,100,000 shares of the Company’s common stock at an exercise price of $1.10 per share. The warrant was issued to Summit. On June 14, 2013 the Company and the Reporting Person entered into an addendum to the Warrant Purchase and Reimbursement Agreement whereby the Company agreed to issue an additional warrant to purchase 250,000 shares of common stock (the “Additional Warrant”) to the Reporting Person upon repayment of the funds in exchange for an extension on repayment. On February 11, 2014 the Company issued the Additional Warrant.

On July 23, 2013, pursuant to the terms and conditions of a Conversion Agreement, dated June 18, 2013 (the “Conversion Agreement”) the Company issued 1,990,684 shares of common stock to Reporting Person, in connection with the conversion of above-described convertible promissory notes (the “Notes”) issued to the Reporting Person in a principal amount equal to $875,000 (the “Principal Amount”) as consideration for an advance to the Company equal to the Principal Amount. Pursuant to the Conversion Agreement, upon conversion of the Notes, the Company issued a five-year warrant to purchase 75% of the number of shares into which the Note is convertible into (the “Conversion Warrant”).

On August 6, 2013, pursuant to the terms and conditions of a Note and Warrant Purchase Agreement, with Summit Resources the Company issued a promissory note in an aggregate principal amount of $600,000 to Summit. As of the issue date of the note, an aggregate of $600,000 was advanced to the Company against the note. In addition to the note, the Company issued warrants to purchase up to 1,000,000 shares of Common Stock of the Company at an exercise price of $1.10 per share.

On October 7, 2013 (the “October Issue Date”), the Company issued a Convertible Promissory Note (the “October Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $125,000 (the "October Principal Amount"). The October Note accrues simple interest at 10% per annum and is convertible on the same terms as the April Note. The October Note matures 60 days from the date of issuance. In addition to the October Note, Summit Resources, Inc. also received a warrant (the “October Warrant”) to purchase 37.5% of the number of shares of Common Stock underlying the October Note, exercisable at an exercise price of $1.10 per share. The October Warrant is exercisable any time after the October Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the October Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the October Issue Date. Steve Antoline is the President of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder.

On October 25, 2013 (the “Subsequent October Issue Date”), the Company issued a Convertible Promissory Note (the “Subsequent October Note”) to Summit Resources, Inc., an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $150,000 (the "Subsequent October Principal Amount"). The Subsequent October Note accrues simple interest at 10% per annum and is convertible on the same terms as the April Note. The Subsequent October Note matures 60 days from the date of issuance.

On November 1, 2013, the Company issued to Reporting Person approximately 1.26 units (each a “Winter 2013 Unit”) consisting of (i) 100,000 shares of common stock, par value $.0001 per share, (ii) and two warrants, including (a) a 1 year warrant to purchase 100,000 shares of common stock at an exercise price of $0.50 per share (the “A Warrants”) and (b) a 5 year warrant to purchase 50,000 shares of common stock at an exercise price of $0.75 per share (the “B Warrants” and together with the A Warrants the “Investor Warrants”) in connection with the conversion of $125,833 in outstanding principal and accrued unpaid interest in outstanding bridge notes.

On December 30, 2013 the Subsequent October Note converted into an additional 1.53 Winter 2013 Units issued to the Reporting Person.

On April 2, 2014 (the “April Issue Date”), the Company issued a Promissory Note (the “April Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $400,000 (the "April Principal Amount"). The April Note accrues simple interest at 10% per annum. In addition to the April Note, Summit Resources, Inc. also received a warrant (the “April Warrant”) to purchase 400,000 shares of Common Stock underlying the April Note, exercisable at an exercise price of $0.80 per share. The April Warrant is exercisable any time after the April Issue Date until the earlier of (i) a Qualified Public Offering (as defined in the April Warrant) or (ii) 5:00 p.m. EST on the fifth anniversary of the April Issue Date. Steve Antoline is the President of the Holder with voting and investment control over the securities of the Company owned of record by the Holder and therefore deemed to beneficially own the securities of the Company owned of record by the Holder.

On April 11, 2014 (the “Subsequent April Issue Date”), the Company issued a Promissory Note (the “Subsequent April Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $200,000 (the "Subsequent April Principal Amount"). The Subsequent April Note accrues simple interest at 10% per annum. In addition to the Subsequent April Note, Summit Resources, Inc. also received a warrant (the “Subsequent April Warrant”) to purchase 200,000 shares of Common Stock underlying the Subsequent April Note, exercisable at an exercise price of $0.80 per share.

On May 30, 2014 (the “May Issue Date”), the Company issued a Promissory Note (the “May Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $50,000 (the "May Principal Amount"). The May Note accrues simple interest at 10% per annum. In addition to the May Note, Summit Resources, Inc. also received a warrant (the “May Warrant”) to purchase 50,000 shares of Common Stock underlying the May Note, exercisable at an exercise price of $0.80 per share.

On July 8, 2014 (the “July Issue Date”), the Company issued a Promissory Note (the “July Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $300,000 (the "July Principal Amount"). The July Note accrues simple interest at 10% per annum. In addition to the July Note, Summit Resources, Inc. also received a warrant (the “July Warrant”) to purchase 300,000 shares of Common Stock underlying the July Note, exercisable at an exercise price of $0.80 per share.

On August 1, 2014 (the “August Issue Date”), the Company issued a Promissory Note (the “August Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $65,000 (the "August Principal Amount"). The August Note accrues simple interest at 10% per annum. In addition to the August Note, Summit Resources, Inc. also received a warrant (the “August Warrant”) to purchase 65,000 shares of Common Stock underlying the August Note, exercisable at an exercise price of $0.80 per share.

On August 21, 2014 (the “Subsequent August Issue Date”), the Company issued a Promissory Note (the “Subsequent August Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $150,000 (the "Subsequent August Principal Amount"). The Subsequent August Note accrues simple interest at 10% per annum. In addition to the Subsequent August Note, Summit Resources, Inc. also received a warrant (the “Subsequent August Warrant”) to purchase 150,000 shares of Common Stock underlying the August Note, exercisable at an exercise price of $0.80 per share.

On September 4, 2014 (the “September Issue Date”), the Company issued a Promissory Note (the “September Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $175,000 (the "September Principal Amount"). The September Note accrues simple interest at 10% per annum. In addition to the September Note, Summit Resources, Inc. also received a warrant (the “September Warrant”) to purchase 175,000 shares of Common Stock underlying the September Note, exercisable at an exercise price of $0.80 per share.

On September 26, 2014 (the “Subsequent September Issue Date”), the Company issued a Promissory Note (the “Subsequent September Note”) to Summit Resources, Inc. (the “Holder”), an affiliate of Steve Antoline, a director of the Company, in an aggregate principal amount equal to $75,000 (the "Subsequent September Principal Amount"). The Subsequent September Note accrues simple interest at 10% per annum. In addition to the Subsequent September Note, Summit Resources, Inc. also received a warrant (the “Subsequent September Warrant”) to purchase 75,000 shares of Common Stock underlying the Subsequent September Note, exercisable at an exercise price of $0.80 per share.

Item 4. Purpose of Transaction.

The securities of the Issuer were acquired by the Reporting Person as set forth in Item 3 of this Schedule, which is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Person beneficially owns 12,141,079 shares of Common Stock (the “Securities”), representing 16.4% of the outstanding shares of Common Stock of the Issuer (based upon 66,288,600 shares of Common Stock issued and outstanding as of September 26, 2014).

(b) The Reporting Person has the shared right to vote and dispose, or direct the disposition of the Securities

(c) Other than the transactions reported herein, the Reporting Person did not effect any transactions in the Issuer’s Common Stock during the 60 days prior to the date of this report.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information disclosed in Item 3 is incorporated herein by this reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on December 28, 2011; Exhibits 4.1 and 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on March 6, 2012; Exhibit 10.1 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on April 20, 2012; Exhibits 10.1 and 10.3 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on July 16, 2012; Exhibits 10.1 and 10.3 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on October 4, 2012; Exhibits 10.1 and 10.6 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on December 6, 2012; Exhibits 4.5 and 10.3 attached to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on May 10, 2013; Exhibits 10.1, 10.2, 10.3, 10.4 and 10.5 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on July 23, 2013; and Exhibits 10.1 and 10.2 attached to the Issuer’s Current Report on Form 8-K filed with the Commission on October 30, 2013 are incorporated herein by this reference.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 29, 2014

/s/	Steve Antoline
Steve Antoline